C21 Investments Reports Audited Financial Results for the Two Month Transition Period Ending March 31, 2024

  In connection with C21's transition from a January 31 fiscal year end to a March 31 fiscal year end, C21 reports the audited financial results for the two-month stub period from February 1, 2024 to March 31, 2024
  Stub period Revenue of $4.5 million and Cash Flow from Operations of $0.9 million
  Subsequent to the stub period end, C21 completed the acquisition of its third Silver State Relief dispensary in Nevada, a 6,500 square-foot, purpose-built dispensary in South Reno

VANCOUVER, August 1, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its audited financial statements and management discussion and analysis for its two-month stub fiscal period ended March 31, 2024 on SEDAR+. The two-month stub period resulted from the Company's previously announced change of its fiscal year end from January 31 to March 31.

The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Audited Two-Month Stub Period Financial Highlights (February 1, 2024 to March 31, 2024):

  Revenue of $4.5 million
  Gross Profit of 40%
  Earnings (Loss) Per Share of ($0.00)
  Operating Cash Flow of $0.9 million; positive Free Cash Flow1 of $0.9 million

Chief Executive Officer and President of C21, Sonny Newman stated: "We are pleased to announce the release of our audited two-month stub period financial statements. This transition from our previous January 31 fiscal year end to a March 31 fiscal year end will better align the Company with the reporting schedule of our peers, and better equip our auditors to complete their work in a timely manner moving forward. Our operations continued to perform well in this stub period. Retail sales run rates and margins were comparable to the previous quarter and we remained one of the only positive free cash flow public companies in U.S. cannabis. With the exciting launch of our third Silver State Relief dispensary at the end of June, we are currently focused on ramping our new store and continue to pursue additional opportunities in the market."

Subsequent to the period end, the Company closed an acquisition of a third dispensary in Nevada, a 6,500 square-foot, purpose-built operational cannabis dispensary located in South Reno. The dispensary was rebranded under the Silver State Relief banner and held its grand opening on June 26, 2024 (see news release dated June 10, 2024).

1 Refer to "Non-GAAP Measures" disclosure at the end of this news release for a description and calculation of this measure.

MCTO Status Update

As previously announced on May 31, 2024 (the "Announcement"), the Company applied for and was granted a management cease trade order ("MCTO") from the British Columbia Securities Commission (the "BCSC") due to an expected delay in filing of the audited consolidated financial statements for the year ended January 31, 2024, annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Annual Filings") beyond the deadline of May 31, 2024 prescribed by Canadian securities laws. In addition, as a result of the delay in filing the Annual Filings, the filing of the Company's audited consolidated financial statements for the 2-month stub period ended March 31, 2024, its annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Annual Stub Filings"), which are required in connection with the Company's recent change of its fiscal year end from January 31 to March 31, were also delayed beyond the deadline of July 29, 2024 prescribed by Canadian securities laws.

The MCTO prohibits the Company's management from trading in the securities of the Company until such time as the Annual Filings and Annual Stub Filings are filed. The MCTO does not affect the ability of any other shareholders of the Company to trade securities of the Company.

With the filing of the Annual Filings by the Company on July 22, 2024 and today's filing of the Annual Stub Filings, the Company believes that it has satisfied the conditions of the MCTO in order to have the MCTO revoked.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow" in this news release. These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The table below provides a reconciliation of Non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenses of property and equipment. Management believes that Free Cash Flow, which measures the Company's ability to generate additional cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of the Company's performance and net cash provided by operating activities as a measure of liquidity.

Free Cash Flow:

Fiscal Period Ended	Two Months Ended March 31, 2024	Year Ended January 31, 2024
Cash Provided by Operating Activities from Continuing Operations	$ 904,620	$ 3,261,255
Purchase of Property and Equipment	(51,483)	(521,579)
Free Cash Flow	$ 853,137	$ 2,739,676

Balance Sheet Summary:

(US$)	Two Months Ended March 31, 2024	Year Ended January 31, 2024
Assets
Cash	3,260,568	2,408,526
Inventory	2,866,054	2,708,721
Other current	2,011,700	2,125,107
Current Assets	8,138,322	7,242,354
Fixed Assets/Goodwill/Intangibles	47,087,514	47,286,580
Total Assets	55,225,836	54,528,934

Liabilities
Accounts payable	2,593,195	2,215,956
Income taxes payable	10,230,423	9,719,872
Other notes, current lease	2,223,539	2,229,312
Current Liabilities	15,047,157	14,165,140
Lease liabilities	9,120,396	9,192,588
Derivative liability and other	84,871	124,198
Total Liabilities	24,252,424	23,481,926

Shareholders' Equity	30,973,412	31,047,008
Total Liabilities and Shareholders' Equity	55,225,836	54,528,934

Summary Income Statement:

(US$)	Two Months Ended March 31, 2024	Year Ended January 31, 2024
Revenue	4,464,950	28,285,200
Cost of Sales	2,688,650	17,135,434
Gross Profit	1,776,300	11,149,766
Gross Margin%	39.8%	39.4%
Total Expenses	1,486,394	9,677,738
Income from Operations	289,906	1,472,028
Income Tax Expense	372,304	3,482,125
Net Income (Loss)	(74,404)	(3,305,285)

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include, but are not limited to: the Company's belief that its change in fiscal year end will better align the Company with the reporting schedule of its peers and better equip our auditors to complete their work in a timely manner moving forward; the Company's focus on ramping its new store and continuing to pursue additional opportunities in the market; and the Company's belief that it has satisfied the conditions of the MCTO in order to have the MCTO revoked. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.